UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13a-16 OR 15d-16 UNDER THE SECURITIES

EXCHANGE ACT OF 1934

For the month of March 2005

KT Corporation

206 Jungja-dong

Bundang-gu, Sungnam

Kyunggi-do

463-711

Korea

(Address of principal executive offices)

(indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F     X        Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                 No     X

This Current Report on Form 6-K is being filed to incorporate by reference into Registration Statement No. 333-100251 on Form F-3, effective December 27, 2002, relating to $1,210,050,000 0.25% Convertible Notes Due 2007, $500,000,000 4.30% Bonds Due 2005 and Warrants to Purchase 9,270,200 Common Shares.

Addition of a Subsidiary

1.	Details of the company

A.	Name: KTF mhow’s
B.	Representative director: Mr. Manho Chung
C.	Total assets: Won 4,802 million
D.	Stockholders’ equity: Won 4,768 million
E.	Total liabilities: Won 34 million
F.	Common stock: Won 5,000 million
G.	Industry: Mobile phone advertising producer and agency.

2.	Investment:

A.	KTF Corporation’s interest in KTF mhow’s after acquisition: 51.0%

3.	Name of company group: KT

4.	Number of affiliated companies of KT Corporation:

A.	Before addition: 11
B.	After addition: 12

5.	Reasons for addition: KTF has established KTF mhow’s to provide advertisings and acquired shares.

6.	Date when addition is confirmed: March 2, 2005

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: March 2, 2005

KT Corporation

By:	/s/ Wha Joon Cho
Name:	Wha Joon Cho
Title:	Managing Director